Exhibit 7
Computation of ratio of earnings to fixed charges (unaudited)

		$ million,
		except ratios
For the year ended 31 December	2010	2009	2008	2007	2006

Profit (loss) before taxation	(4,825)	25,124	34,283	31,611	35,142

Group’s share of income in excess of dividends of equity-accounted entities	(1,480)	(898)	(93)	(1,359)	—

Capitalized interest, net of amortization	(42)	64	56	(183)	(341)

Profit (loss) as adjusted(a)	(6,347)	24,290	34,246	30,069	34,801

Fixed charges:

Interest expense	701	718	1,157	1,110	718
Rental expense representative of interest	1,987	1,370	1,231	1,033	946
Capitalized interest	254	188	162	323	478

	2,942	2,276	2,550	2,466	2,142

Total adjusted earnings (deficit) available for payment of fixed charges	(3,405)	26,566	36,796	32,535	36,943

Ratio of earnings to fixed charges	—	11.7	14.4	13.2	17.2

Deficiency(b)	(6,347)

(a)	Includes a pre tax charge of $40,935 million related to Gulf of Mexico oil spill.

(b)	Adjusted earnings are inadequate to cover fixed charges.